[redacted]

11017719

RECEIVED
FEB 28 2011
189

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Ste. B
(No. and Street)

Carrollton TX 75010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Hardwick 972/395-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

6050 Southwest Blvd., Ste 300 Fort Worth TX 76109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Hardwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CARLTON
MY COMMISSION EXPIRES
April 9, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Texas Securities, Inc.:

We have audited the accompanying statement of financial condition of Texas Securities, Inc. (a Texas Corporation) (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito + Bolt, LLP

February 23, 2011
Fort Worth, Texas

TEXAS SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS:	
Current assets:	
Cash	$ 132,432
Accounts receivable	11,250
Prepaid expenses	8,462
Other current assets	76,123
Total current assets	228,267
Equipment:	
Office equipment	48,726
Furniture and fixtures	131,907
	180,633
Less accumulated depreciation	(160,438)
Net equipment	20,195
Total assets	$ 248,462
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Current liabilities:	
Accounts payable	$ 7,228
Accrued liabilities	12,304
Total current liabilities	19,532
Commitments and contingencies	-
Stockholders' equity:	
Common Stock, $.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	1,868,230
Accumulated deficit	(1,640,300)
Total stockholders' equity	228,930
Total liabilities and stockholders' equity	$ 248,462

See accompanying notes and independent auditors' report.

TEXAS SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2010

REVENUES:	
Commission income	$ 2,948,409
Sales agency fee	435,000
Other income	290
Total revenues	3,383,699
EXPENSES:	
Selling, general and administrative expenses	3,473,383
Net loss before state income tax expense	(89,684)
State income tax expense	10,901
Net loss	$ (100,585)

See accompanying notes and independent auditors' report.

TEXAS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2010	$ 1,000	$ 1,695,230	$ (1,539,715)	$ 156,515
Contributed capital	-	173,000	-	173,000
Net loss	-	-	(100,585)	(100,585)
Balances at December 31, 2010	$ 1,000	$ 1,868,230	$ (1,640,300)	$ 228,930

See accompanying notes and independent auditors' report.

TEXAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (100,585)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	3,742
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,790)
Decrease in prepaid expense and other current assets	25,778
Decrease in accounts payable	(2,356)
Decrease in accrued liabilities	(29,327)
Net cash used in operating activities	(104,538)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	173,000
Net increase in cash	68,462
Cash at beginning of year	63,970
Cash at end of year	$ 132,432

See accompanying notes and independent auditors' report.

TEXAS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

On February 13, 2002, Texas Securities, Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

On August 26, 2010, all stockholders' equity was transferred to the Grisham 2010 Irrevocable Trust.

The Company is in the business of selling interests in joint ventures organized for drilling of oil and gas wells in the United States. Crown Exploration, Ltd. ("Crown") and Crown Exploration II, Ltd. ("Crown II") serve as the managing venturer of their respective joint ventures.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2010.

(c) Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life greater than one year.

(d) Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the individual stockholders. The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2006 to present
United States	2007 to present

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Income Taxes (Continued)

The Company adopted the provisions of Accounting Standards Codification ("ASC") *Accounting for Uncertainty in Income Taxes* during 2009. Under ASC *Accounting for Uncertainty in Income Taxes*, a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The implementation of ASC *Accounting for Uncertainty in Income Taxes* had no impact on the Company's financial statements. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2010, there were no interest or penalties recorded or included in the statement of operations.

(e) Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(f) Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(g) Concentrations of Credit Risk

The Company sells interests in joint ventures, which results in accounts receivable arising from commissions earned. The Company does business with many individual investors and thus believes that its receivables credit risk exposure is limited.

(h) Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

2. RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown and Crown II, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2010, the Company received commission income of $2,948,409 related to this agreement. In addition, the Company received $435,000 during 2010 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2010, the Company was owed $11,250 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $27,000 for accounting and administrative assistance fees and another related party $105,656 for office space.

3. RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation and a minimum of 3% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2010.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $112,774, which was $107,774 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 17.32%.

(Continued)

5. LEASE OBLIGATIONS

The Company leases office space from a related party (see Note 2). Rental expense for office space totaled $105,656 for the year. The lease requires monthly payments of $7,430 through July 2011. Future minimum payments under this non-cancelable lease are $52,010.

6. SUBSEQUENT EVENT

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 23, 2011, which is the date on which the financial statements were issued.

SUPPLEMENTAL MATERIAL

TEXAS SECURITIES, INC.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

COMPUTATION OF NET CAPITAL:

Total Stockholders' equity	$ 228,930
Less: Non-allowable assets	116,031
Less: Haircuts on securities	125
Net capital	112,774
Net capital requirement	5,000
Excess net capital	$ 107,774

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2010.

TEXAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2010

Claims at January 1, 2010	$	-
Additions		-
Reductions		-
Claims at December 31, 2010	$	-

TEXAS SECURITIES, INC.
Information Relating to the Possession
Or Control Requirements Under SEC Rule 15c3-3
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company can not take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2010.

Hartman Leito & Bolt, LLP
Accountants and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Texas Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental material of Texas Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito + Bolt, LLP

February 23, 2011
Fort Worth, Texas

Hartman Leito & Bolt, LLP
Accountants and Consultants

AGREED UPON PROCEDURES REPORT

To the Board of Directors of
Texas Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Texas Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito + Bolt, LLP

Hartman Leito & Bolt, LLP
February 23, 2011

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 | fax 817.738.1995
Dallas 1600 Viceroy | Suite 720 | Dallas, TX 75235 | phone 214.689.5600 | fax 214.689.5699
www.hlbllp.com

TEXAS SECURITIES, INC.

Financial Statements and Supplemental Material

For the Year Ended December 31, 2010

(With Independent Auditors' Report)

TEXAS SECURITIES, INC.

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